MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act); Ontario (section 75(2) of the Securities Act); Alberta (section 146(1) of the Securities Act).

1.	Reporting Issuer

American Bonanza Gold Mining Corp. Suite 1606 – 675 West Hastings Street Vancouver, BC V6B 1N2

PHONE: (604) 699-0023

2.	Date of Material Change

January 23, 2003

3.	Press Release

Press release dated January 24, 2003 was disseminated by Canada Stockwatch and Market News Publishing and filed with the TSX Venture Exchange and the applicable regulatory authorities via SEDAR on January 24, 2003.

4.	Summary of Material Change(s)

The Company announced it has negotiated, subject to regulatory approval and formal documentation, a brokered private placement with Canaccord Capital Corporation (“Canaccord”).

5.	Full Description of Material Change

American Bonanza Gold Mining Corp. (the “Corporation”) announced it has negotiated, subject to regulatory approval and formal documentation, a brokered private placement with Canaccord Capital Corporation (“Canaccord”) totaling 15,909,090 units of the Corporation at a price of $0.22 per unit, for gross proceeds of $3,500,000 with an over allotment option of 15%. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.28 for a period of one year. The proceeds of the private placement will be applied to general corporate working capital and be used for the further exploration and development of the Copperstone project.

6.	Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 146(2) of the Securities Act (Alberta) Reliance on Section 75(3) of the Securities Act (Ontario)

N/A

7.	Omitted Information

None.

8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Giulio T. Bonifacio
1500-700 West Pender Street Vancouver, BC V6C 1G8 Telephone: (604) 699-0023

9.	Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of this 29th day of January, 2003.

                  “Giulio T. Bonifacio
Giulio T. Bonifaco, Secretary